Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*  *  *

The following are English translations of the two relevant facts filed by Gas Natural SDG, S.A. with the Spanish Securities Market Commission (CNMV) relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa, S.A. and the agreement between Gas Natural SDG with lberdrola for the sale of certain assets in connection with the offer for Endesa.

This is an English translation of a Spanish relevant fact.

In case of discrepancies the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A. pursuant to article 82 of the Law 24/1988, of 28 July, on the securities market, hereby communicates to the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) the following

RELEVANT INFORMATION

Gas Natural SDG, S.A. has filed today with the Spanish Securities Market Commission a request for the authorization of a Public Takeover Bid for the shares of Endesa, S.A. (the Offer) the material terms of which are as follows:

I.	The Offer is for all the shares of Endesa, S.A., that is, 1,058,752,117 shares with a nominal value of one euro and twenty cents (€1.20) each, representing 100% of the share capital of Endesa, S.A.

II.	The Offer is made as purchase and exchange, offering as consideration cash and new ordinary shares of Gas Natural SDG, S.A. to be issued with a nominal value of one euro (€1) each. The new shares will enjoy the same economic a voting rights as those currently in existence as from the date of registration of the corresponding increase in share capital.

III.	The consideration offered to the shareholders of Endesa, S.A. is 7,340 euros in cash plus 569 new shares of Gas Natural SDG, S.A. to be issued for every 1,000 shares of Endesa, S.A. that accept the Offer, which is equivalent to 7.34 euros in cash and 0.569 new shares of Gas Natural SDG, S.A. to be issued for each share of Endesa, S.A. that accepts the Offer. If the exchange ratio results in fractional shares (“picos”), these fractions would be exchanged for cash by the agent appointed to that effect by Gas Natural SDG, S.A.

Based on closing stock prices on September 2, the consideration offered values Endesa at 21.30 euro per share, which represents a premium of 14.8% on the closing price of Endesa, S.A. on that same date and a premium of 19.4% on the average trading price of Endesa over the last six months. Likewise, based on such closing prices, the consideration offered consists of new shares and cash in a ratio of 65.5% and 34.5%, respectively.

IV.	The payment undertakings in cash under the Offer, including the undertaking to acquire fractional shares (“picos”) arising from the exchange ratio, have been duly guaranteed by means of two bank guarantees issued by Caixa d’Estalvis i Pensions de Barcelona (la Caixa) and by Société Générale, Sucursal en España, filed on the date hereof with the Spanish Securities Market Commission.

V.	The effectiveness of the Offer is conditioned on the fulfilment of each and all of the following conditions:

(a)	That as a result of the Offer Gas Natural SDG, S.A. acquires a minimum of 794,064,088 shares of Endesa, S.A., representing 75% of its share capital.

(b)	That the General Shareholders’ Meeting of Endesa, S.A. resolves to amend article 32 of its by-laws, so that any limitation or restriction regarding the number of votes capable of being exercised by the shareholders of Endesa, S.A. is removed.

(c)	That the General Shareholders’ Meeting of Endesa, S.A. resolves to amend articles 37 and 38 of its by-laws, so that the requirements regarding classes of directors and majority composition of the Board of Directors of Endesa, S.A. are removed.

(d)	That the General Shareholders’ Meeting of Endesa, S.A. resolves to amend article 42 of its by-laws, so that no condition at all shall be required to be appointed member of the Board of Directors of Endesa, S.A. or Managing Director, other than to the extent restricted under applicable law.

VI.	The Board of Directors of Gas Natural SDG, S.A. has resolved to call an Extraordinary Shareholders’ Meeting to be held in Barcelona on the date falling fifteen days after the day following publication of the announcements referred to in article 18 of the Royal Decree 1197/1991, of 26 July, on public takeover bid regulations, so as to propose the approval of the share capital increase required to satisfy the portion of the consideration in the Offer consisting of shares of Gas Natural SDG, S.A.

VII.	Gas Natural SDG, S.A. will notify the concentration arising from the Offer to the Spanish First Tier Competition Authority (Servicio de Defensa de la Competencia) pursuant to Chapter II of Title I of Law 16/1989, of 17 July, on defence of competition, developed by Royal Decree 1443/2001, of 21 December, in relation to the control of concentrations.

VIII.	In addition, Gas Natural SDG, S.A. intends to file the relevant written notification with the General Secretary of Energy (Secretaría General de Energía) in accordance with article 3 and the Third Transitory Disposition of Law 5/1995, of 23 March, on legal regime governing the transfer of public participations in certain companies.

IX.	Pursuant to the Eleventh Additional Disposition of Law 34/1998, of 7 October, on the hydrocarbons sector, Gas Natural SDG, S.A. likewise files a written communication before the Spanish National Energy Commission (Comisión Nacional de la Energía) in relation to the Offer.

X.

With the aim of solving the possible difficulties that may arise from the transaction, as well as in order to contribute to the reorganization of the energy sector to achieve real and effective competition, Gas Natural SDG, S.A.

intends to submit to the Spanish authorities a proposal with certain undertakings. A part of the said undertakings follows from an agreement signed on the date hereof with Iberdrola, S.A., which includes, in addition, some relevant divestments of certain assets, both in the electric and gas sectors.

The sale agreement comprises power generation and electric distribution facilities in Spain, power generation facilities in Europe (SNET in France and certain facilities in Italy), and certain gas distribution areas in Spain that comprise 1.25 million customers in geographical areas where Iberdrola currently operates.

The transaction under consideration will be carried out at market values, to be determined by internationally recognized Investment Banks. Its amount may be preliminarily estimated in a range between €7,000 and €9,000 million.

Such agreement is in any case subject to the relevant authorities and to the effective taking of control of Endesa, S.A. by Gas Natural SDG, S.A.

XI.	Taking into account that the shares of Endesa, S.A. are listed in the New York Stock Exchange (or NYSE) in the form of American Depositary Receipts (ADRs) and in the “Off-Shore” Exchange (Registro de Valores Extranjeros) of Santiago de Chile, Gas Natural SDG, S.A. will also comply with the appropriate formalities legally required to address or extend the Offer to these jurisdictions.

XII.	Once the Spanish Securities Market Commission authorizes publication of the Offer, the explanatory prospectus and other accompanying documentation shall be made publicly available in the manner and term set out by law.

The new group would be the third largest private utility in the world measured in number of customers and the largest gas and electricity player in both Spain and Latin America with 16 million customers in Europe and more than 30 million globally.

The proposed transaction is expected to result in significant synergies that would facilitate up to €350 million of estimated annual cost savings from 2008 onwards. Approximately half of the potential savings would derive from the integration of the companies’ commercial platforms, call centres, billing and customer services and marketing. In addition, a reduction in corporate and administrative expenses of up to €85 million is expected, as well as potential savings of up to €90 million deriving from the integration of information systems. In addition to the estimated €350 million synergies, the distribution business has potential to achieve savings in purchases and subcontracting; the new group intends to invest these savings, estimated at approximately €75 million per year, in continuing to improve the quality of service levels in regulated activities.

The planned investments for the resulting group over the period 2006-2009 would amount to up to €17 billion, of which more than 60% are expected to be directed to generation and distribution investments in Spain, with special emphasis on improving the quality of service in the regulated business and in taking advantage of joint gas and power opportunities. The new group is expected to benefit from its relevant position in the LNG market, through the joint venture with Repsol YPF, that should allow for flexibility in supply, optimisation of sea transport, and an increase in trading activities. This, together with the combined cycle generation facilities of Gas Natural (1,600 MW in operation and additional 1,200 MW expected to commence operation by 2006), would allow the optimisation of its generation park, as well as benefit from a diversified fuel mix with broad energy management experience.

In addition, the new group would achieve a relevant position in the area of renewable energy in line with the recently approved Plan of Renewable Energies; the group envisages operating 4,000 MW of installed capacity by 2009, which represents doubling the 2005 capacity.

The new group would have the objective of maintaining its leadership position in the Spanish energy market, through the advancement of the strategic objectives of Endesa in the area of CCGT generation with a flexible and competitive gas supply. The new group would thus be leader by installed capacity in CCGT generation. The estimate is for the new group to have 8,400 MW of installed capacity by the end of 2009.

In Italy, the strong current position of Endesa and Gas Natural in the gas and electricity generation markets would be the platform to take advantage of growth opportunities. Gas Natural contemplates selective acquisitions with a view to reach more than 700,000 clients by the end of 2009. On its part, Endesa is currently developing various projects to increase its combined cycle generation capacity. In addition, both companies currently develop different plans for LNG regasification facilities.

In Latin America, Gas Natural and Endesa are the key companies in the electricity and gas markets in its principal capitals, thus providing an excellent growth platform for the new group.

5 September 2005

Rafael Villaseca Marco

This is an English translation of a Spanish relevant fact.

In case of discrepancies the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Further to the information released today by Gas Natural SDG, S.A. in relation to the Public Takeover Bid for the shares of Endesa, S.A., pursuant to article 82 of the Law 24/1988, of 28 July, on the securities market, Gas Natural SDG, S.A. hereby communicates to the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) the following Relevant Information:

GAS NATURAL REACHES AGREEMENT WITH IBERDROLA

TO SELL ASSETS AFTER ENDESA’S ACQUISITION

The Agreement is subject to completion of the Takeover Bid over

ENDESA launched by Gas Natural SDG today

Gas Natural SDG and Iberdrola have signed an agreement today whereby Iberdrola will acquire certain assets from the combined company resulting from the acquisition of Endesa by the gas utility.

The sale agreement comprises power generation and electric distribution facilities in Spain, power generation facilities in Europe (SNET in France and certain facilities in Italy), and certain gas distribution areas in Spain that comprise 1.25 million customers in geographical areas where Iberdrola currently operates.

The transaction under consideration will be carried out at market values, to be determined by internationally recognized Investment Banks. Its amount may be preliminarily estimated in a range between Euro 7,000 and 9,000 million.

This agreement fits into the gas and electric asset disposal plan that Gas Natural intends to present to the Spanish authorities in connection with the Takeover Bid of Endesa.

The agreement provides Gas Natural and Iberdrola a better equilibrium in Spanish gas and electricity sectors. Also, both companies consider that the operation will accelerate Spain’s energy sector’s reorganisation and liberalisation processes, increasing effectively the competition and benefiting the consumers. Furthermore, the transaction improves the companies’ position in international markets where gas and power integration is the trend, as other European deals underway confirm.

Barcelona, 5 September 2005

Rafael Villaseca Marco